June 1, 2017 Via Electronic Submission	David A. Westenberg +1 617 526 6626 (t) +1 617 526 5000 (f) david.westenberg@wilmerhale.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Mara L. Ransom

Re:	Blue Apron Holdings, Inc.
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted March 31, 2017
CIK No. 0001701114

Ladies and Gentlemen:

On behalf of Blue Apron Holdings, Inc. (the “Company”), submitted herewith is the Registration Statement on Form S-1 of the Company (the “Registration Statement”), which we are concurrently publicly filing.

The Registration Statement is being submitted in response to the comments contained in the letter dated May 26, 2017 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission to Bradley J. Dickerson, the Company’s Chief Financial Officer, relating to Amendment No. 1 (“Amendment No. 1”) to the Confidential Draft Registration Statement on Form S-1.  The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.  For convenience, the responses are keyed to the numbering of the comments and the headings used in the Staff’s letter.  Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement.  Page numbers referred to in the responses reference the applicable pages of the Registration Statement.

On behalf of the Company, we advise you as follows:

Risk Factors

If we fail to cost-effectively acquire new customers or retain our existing customers. . ., page 17

1.                                      You disclose that if a “greater than expected proportion of [y]our customers in any period reduce or cease their purchases . . . .” Revise to disclose the approximate expected proportion, with a view to putting this risk in context.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 17 and 18 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition

Key Factors Affecting Our Performance

Marketing Efficiency, page 62

2.                                      We reviewed your response to prior comments 10-12 including the tables and additional analysis entitled “Customer Lifecycle Management and Market Efficiency” on pages 61-64.  Please help us understand how the cohorted cumulative net revenue per customer for the periods presented demonstrates that you have an efficient return on your marketing expenses.  Please be detailed in your supplemental explanation.  An illustrative example of how this chart depicts the efficacy of your marketing costs, considering the chart includes Customers who have placed one or many orders over periods ranging from 6 months to 3 years, would facilitate our understanding of the trend the chart is intended to depict.  In this regard, please address the following:

•                  Clarify why you have chosen to use a 6-month period following a Customer’s first purchase to illustrate your efficiency;

•                  Given the size of your marketing efforts, tell us how this table illustrates your ability to retain customers when all Customers, even those who have only placed one order from January 1, 2014 - September 30, 2016, are included in this table; and

•                  Tell us how Customers you have acquired but not retained are captured in your presentation.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 62 through 65 of the Registration Statement.

The Company evaluates the efficiency of its marketing efforts in connection with the Company’s goal of maximizing customer lifetime value. The Company evaluates the efficiency of its marketing efforts primarily from three perspectives: (1) its marketing spend per Customer, or “Cost per Customer,” (2) the cumulative net revenue generated per Customer, and (3) the associated cost of goods sold, excluding depreciation and amortization, as a percentage of net revenue, which the Company views as a key measure of operational efficiency.  By comparing the cumulative net revenue per Customer and the operational efficiency of that revenue to Cost per Customer, the Company is able to measure the efficiency of its marketing spend.  The Company believes that the chart titled “Cohorted Cumulative Net Revenue per Customer (Q1 2014 — Q1 2017)” on page 63 of the Registration Statement, which we refer to as the “Cohorted CNR Chart,” illustrates the Company’s marketing efficiency and provides investors with an understanding of how customer purchases have trended over time as compared with its Cost per Customer over that period.  Below, the Company supplementally provides the Staff with further information regarding how the Company views each of these three components, as well as supplemental responses regarding the Company’s presentation of the Cohorted CNR Chart.

Marketing Spend per Customer.  The Company uses Cost per Customer to measure its marketing spend per Customer.  Cost per Customer is calculated as cumulative marketing expenses for the years 2014, 2015 and 2016 and the first quarter of 2017, divided by the total number of Customers acquired during such period.  Consistent with the Company’s definition of a Customer, the total number of Customers acquired includes all Customers who made their first purchase during such time period regardless of whether they made any subsequent purchases.  Each Customer reflected in the chart is included only once, even if such Customer has made more than one purchase during the period.  Because Cost per Customer represents all marketing expenses over the applicable time period divided by the total number of Customers acquired during such time period, the Company believes it accurately represents the Company’s average marketing spend per Customer for the periods presented.

Further, as a company with a limited operating history, the Company’s marketing strategies have evolved with its continued growth and increased scale.  For example, in 2014 and 2015 and during the majority of 2016 the Company’s marketing strategies were predominantly focused on customer acquisition.  By the end of 2016, the Company had gained more experience with its customer base, which enabled the Company to evolve its marketing strategies to increasingly emphasize customer retention, customer engagement and brand awareness as well as to optimize its marketing spend based on seasonal customer behavior.  This evolution of the Company’s marketing spend is reflected in the chart titled “Marketing Spend ($M and Contribution to Total Marketing Spend)” on page 65 of the Registration Statement.

Cumulative Net Revenue per Customer.  Cumulative Net Revenue per Customer illustrates the cumulative net revenue a Customer generates on average at regular intervals over such Customer’s lifetime.  In the Cohorted CNR Chart, the Cumulative Net Revenue columns reflect cumulative net revenue per Customer from Customers acquired between 2014 and 2016.  For example, the six-month column is calculated using the cumulative net revenue during the first six months following a Customer’s first purchase for all Customers who first purchased between January 1, 2014 and September 30, 2016 (i.e., Customers who first purchased at least six months prior to the end of the first quarter of 2017).  Similarly, the twelve-month column is calculated using the cumulative net revenue during the first twelve months following a Customer’s first purchase for all Customers who first purchased between January 1, 2014 and March 31, 2016.  Because each column reflects an average of cumulative net revenue generated by Customers acquired during the period, it represents net revenue generated from all such Customers, including Customers that ordered only once and then ceased ordering as well as those Customers that continued to order from the Company and thus ordered multiple times during the applicable period.

Cumulative Net Revenue per Customer is driven by the Company’s ability to engage and retain Customers once it has acquired them, and therefore the Company believes that the Cohorted CNR Chart accurately portrays customer behavior relative to the marketing costs incurred to acquire, engage and retain Customers.  For example, the Company’s average Cost per Customer of $94 for the period from 2014 through the first quarter of 2017, as reflected in the Cohorted CNR Chart, has been paid back on a net revenue basis an average of over four times within the six-month period following the acquisition of such Customers (i.e., when compared to Cumulative Net Revenue per Customer after six-months of $410).  Further, the Company is increasingly focused on driving net revenue through engaging existing Customers, as measured by its Customers’ order frequency, or Orders per Customer.  The Cohorted CNR Chart illustrates that, while the Company derives significant revenue from those Customers that continue to make purchases from the Company, over time Customers on average order less frequently or sometimes cease ordering, as evidenced by the declining increases to Cumulative Net Revenue per Customer over the time intervals presented.

Operational Efficiency (cost of goods sold, excluding depreciation and amortization, as a percentage of net revenue).  In addition to the information the Company presents in the Cohorted CNR Chart, the Company also views its cost of goods sold, excluding depreciation and amortization, as a percentage of net revenue as a measure of its operating efficiency and unit economics and thus important for understanding the efficiency of its marketing spend and the value its Customers drive over their lifetimes.  Historically, the Company has been able to increase operational efficiency by decreasing its cost of goods sold, excluding depreciation and amortization, as a percentage of net revenue from 93% in 2014 to 77% in 2015 and to 67% in 2016.  Viewed together with the Cohorted CNR Chart, the Company believes that cost of goods sold, excluding depreciation and amortization, as a percentage of net revenue is a useful metric in evaluating the efficiency of its marketing spend.

Additional Supplemental Information.  The Company chose to use a six-month interval following a Customer’s first purchase to illustrate marketing efficiency because it believes that such presentation enables the Company to reflect the effects of the ordering behaviors of both those Customers who, during that relatively short period, determine that the Company’s product offerings do not fit their lifestyles, tastes or preferences, as well as those Customers who continue to order from the Company.  The Company believes that any shorter period of time would not accurately account for Customers who cease purchasing after their first few purchases, while any longer period of time would, by definition, exclude the

Company’s most recently acquired Customers and thus provide less visibility into recent trends.

In addition, the Company notes that the Cohorted CNR Chart represents the average performance of Customers, whether they have ordered only once or frequently order the Company’s products for a significant period of time.  As such, the Cohorted CNR Chart captures the average performance of all Customers acquired during each presented period, regardless of their order frequency (including Customers that have ceased ordering).  For instance, if a Customer that was acquired in the first quarter of 2014 placed only one order, that Customer’s cumulative net revenue would be averaged with the cumulative net revenue derived from all other Customers that have been on the platform for the respective six-month, twelve-month, 18-month, 24-month, 30-month and 36-month periods.  As a result, the Cumulative Net Revenue columns include Customers with much lower lifetime values (i.e., as little as one order), as well as Customers with higher lifetime values (i.e., long-term Customers that order frequently), which results in a presentation that the Company believes is representative of its overall Customer base.

Components of Our Results of Operations

Net Revenue, page 60

3.                                      We note your response to comment 13.  Please revise your disclosure to state, as you do in your response, that the increase in net revenue from 2015 to 2016 and 2014 to 2015 was not primarily driven by changes in the contribution to net revenue from existing customers and quantify the amount of increase in net revenues attributable to new customers or customer acquisition, as previously requested.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 73 and 75 of the Registration Statement.

Marketing, page 68

4.                                      We have read your response to comment 30.  Please tell us whether your customer referral program allows referring customers to receive promotional meals or other discounts or whether the promotion redemptions are limited only to new customers.  If existing customers can obtain a promotion through a referral, please explain that process including the timing and amount of expense recognition.  Please also explain why the cost for fulfilling a complimentary meal delivery is recorded to marketing expense when delivered as opposed to when the complimentary meal obligation is incurred.

Response: The Company respectfully advises the Staff that, historically, the Company’s customer referral program did not allow referring customers to receive promotional meals or other discounts and thus only potential new customers were eligible to receive promotional meals or other discounts through the customer referral program.  The Company further advises the Staff that, in 2017 the Company expanded its referral program to begin offering certain of its existing customers, by invitation only, the ability to earn referral credits for referring eligible potential new customers.  The referral credits earned by existing customers may be used towards future eligible Orders of the Company’s meal products.  Subject to the Company’s Referral Program Terms & Conditions, such eligible existing customers earn a referral credit, typically $10 per referral, if the friend, family member or other acquaintance they refer establishes an account on the Company’s website and meets the applicable eligibility requirements. The Company’s policy is to recognize the value of referral credits earned by existing customers as a reduction to net revenue in accordance with ASC 605-50.  The value of referral credits earned by existing customers is not material to the Company’s consolidated financial statements and represented less than 0.25% of net revenue for the three months ended March 31, 2017.

The Company further advises the Staff that the Company records the cost of complimentary orders resulting from its customer referral program to marketing expense when the expense is incurred for fulfilling a complimentary meal delivery to a potential new customer.  Because the complimentary meal delivery represents a free trial of the Company’s meal product to a potential new customer, the Company does not have a preexisting obligation to the potential new customer prior to order fulfillment.  Further, the Company’s Referral Program Terms & Conditions state that the customer referral program may be modified or discontinued at any time at the Company’s sole discretion.

Part II

Item 17.  Undertakings, page II-4

5.                                      We note your response to comment 34.  As the undertaking set forth in Item 512(a)(6), and Rule 159A from which the undertaking is derived, apply to all primary offerings of securities, we reissue the comment.

Response:  In response to the Staff’s comment, the Company has revised the undertakings on page II-4 of the Registration Statement to include the undertaking set forth in Item 512(a)(6) of Regulation S-K.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6626.  Thank you for your assistance.

Very truly yours,

/s/ David A. Westenberg
David A. Westenberg

cc:	Jacqueline Kaufman, Securities and Exchange Commission
Ta Tanisha Meadows, Securities and Exchange Commission
Jim Allegretto, Securities and Exchange Commission
Bradley J. Dickerson, Blue Apron Holdings, Inc.
Benjamin C. Singer, Esq., Blue Apron Holdings, Inc.
Mark G. Borden, Esq., Wilmer Cutler Pickering Hale and Dorr LLP